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     CAMBREX AND BIOWHITTAKER AGREE TO CAMBREX ACQUISITION OF BIOWHITTAKER

     EAST RUTHERFORD, N.J. and WALKERSVILLE, Md., Aug.
25 /PRNewswire/ -- Cambrex Corporation (Amex: CBM), and BioWhittaker, Inc. (NYSE: BWI) today announced a definitive merger agreement pursuant to which Cambrex will acquire BioWhittaker for $11.625 per share. Under the merger agreement, Cambrex will commence a cash tender offer for all of the outstanding common stock of BioWhittaker. Any shares not tendered will be cashed out for $11.625 per share in a statutory merger, giving the transaction a total value of $130.9 million.

     The Board of Directors of BioWhittaker unanimously approved the transaction and certain directors and officers of BioWhittaker, together with Anasco GmbH, the holder of 19.9% of BioWhittaker's shares, have agreed to tender their shares to Cambrex. Alex. Brown & Sons Incorporated, BioWhittaker's financial advisor, has delivered to the Board of Directors a written opinion to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the $11.625 per share cash consideration to be received in the tender offer and the merger by holders of BioWhittaker common stock (other than Cambrex and its affiliates) was fair, from a financial point of view, to such holders.

     The tender offer will be conditioned upon, among other things, the tender of at least 50% of the outstanding BioWhittaker Common Stock, on a fully diluted basis, and the termination or expiration of the waiting period under the Hart-Scott-Rodino Act. In the event of termination of the Merger Agreement, under certain circumstances Cambrex would be entitled to a termination fee of $4.125 million and the reimbursement of certain expenses.

     BioWhittaker, Inc. develops, produces and sells cell culture products to the biotechnology and pharmaceutical industries for research and for the rapidly expanding commercial manufacture of biopharmaceutical products. More information on BioWhittaker is included in the Q & A below.

     "The purchase of BioWhittaker meets all of Cambrex's acquisition criteria," said Jim Mack, Cambrex CEO. "Beyond the transition cost, it will be non-dilutive, and we expect that it will contribute substantially to Cambrex's worldwide growth in the coming years. It will offer additional opportunities to existing Cambrex subsidiaries for supplying products into the biopharmaceutical area. Most important, it represents another strategic step for Cambrex in its goal to offer pharmaceutical companies a more complete line of innovative products and cGMP manufacturing capabilities."

     Noel L. Buterbaugh, BioWhittaker CEO, commented, "My management team and I look forward to joining Cambrex. We see synergy and compatibility in our two companies and believe both companies will benefit by working together."

     Mr. Mack will discuss the transaction further during a telephone conference call at 1:00 p.m. today (EST). Those wishing to participate should call the MCI Conference Coordinator at 1-800-369-1969, Password: Mack, approximately 10 minutes before 1:00 p.m.

     This news release includes forward-looking statements that involve a number of risks and uncertainties regarding the consummation of this transaction. These include, among others, satisfaction of conditions to closing the transaction, including determinations by regulatory authorities, and the risk factors set forth from time to time in Cambrex's and BioWhittaker's filings with the United States Securities and Exchange Commission, including their respective Reports on Form 10-K for their most recently completed fiscal years and their respective Reports on Form 10-Q for their most recent fiscal quarters for which such reports were required to be filed. Any of these uncertainties may cause actual results or future circumstances to differ materially from the forward-looking statements contained in this news release.

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                             QUESTIONS AND ANSWERS

WHAT DOES BIOWHITTAKER DO?

     BioWhittaker is a leading supplier of biological tools to the biotechnology, pharmaceutical and life science research markets. Major products include cell cultures, cell culture media and endotoxin detection products.

WHAT DO THEIR CUSTOMERS DO WITH THESE PRODUCTS?

     Cell culture products including living cell cultures, chemically defined nutrient media necessary for growing cell cultures, and sera used to supplement the media. These products are used in biotechnology research and biopharmaceutical applications including the production of drugs and vaccines, cancer therapy, stem cell therapy, genetic therapy, and tissue repair and transplantation. In addition, they are used by clinical laboratories for the isolation and identification of viruses in patient specimens.

     Endotoxin detection products include a range of tests that identify the presence of endotoxin, a bacterial substance that can be fatal to humans. Pharmaceutical and medical device manufacturers use these products as part of the quality control process to ensure that injectable drugs and implantable medical devices are safe for human use.

WHAT ARE BIOWHITTAKER'S REVENUES?

     Sales revenues in 1996 were $51.5 million. Estimated sales for 1997 (fiscal year-end October 31st) are approximately $57 million.

ARE REVENUES GROWING?

     In December 1995 the Company sold part of its clinical diagnostics business with sales of approximately $11 million. While total sales have increased 12% for the first nine months of fiscal 1997, sales of the company's core cell culture and endotoxin detection products have grown over 25% for the same period. Sales are expected to continue to increase because of the anticipated growth of the biotechnology industry in the coming years.

IS BIOWHITTAKER'S SUCCESS DEPENDENT ON A PARTICULAR CUSTOMER OR PRODUCT?

     BioWhittaker has over 5,000 customers worldwide and over 1,500 products to serve this diverse market. Its success is not dependent on a particular customer or product. Over 30% of its sales are outside of the United States.

HAS BIOWHITTAKER BEEN PROFITABLE?

     BioWhittaker has historically been profitable with Net Income currently averaging over 10% of sales.

WHY IS CAMBREX INTERESTED IN THIS COMPANY?

     There are several reasons Cambrex is interested in BioWhittaker:

          - The number of approved therapeutic products made from biotechnology has doubled in the last 2 to 3 years.

          - BioWhittaker's core products have grown over 20% per year and they have consistent record of profitability.

          - Cambrex's strategy is to offer our pharmaceutical customer base a full complement of products and cGMP manufacturing services. Biotechnology is the fast growing sector of this industry and is an essential component of that strategy.

          - Biotechnology manufacturing is a logical extension of existing Cambrex capabilities in supplying the pharmaceutical industry. This purchase gives Cambrex access to valuable technology.

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CAN WE EXPECT CAMBREX TO PURCHASE OTHER BIOTECH COMPANIES?

     Most biotech companies are involved in development of specific biopharmaceutical products. This requires heavy investment in R&D over long periods of time. Cambrex is not operating in these areas. BioWhittaker is different in that it is a producer and supplier of critical, high technology products to a wide array of biotech customers. Therefore, it has more consistent growth and stable profitability.

     The availability of contract biotechnology manufacturing services to the pharmaceutical industry is limited and the company plans to develop that capability within new cGMP facilities.